FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic aims high with launch of newest casino game pack

New lineup features new Marvel Spider-Man game, Atlantic City Blackjack and Dragon Sword

January 6, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global gaming Internet market, today announced the launch of a new three-game lineup that features the legendary Marvel Super Hero, Spider-Man, a new adventure slot game called Dragon Sword, and an enhanced version of Atlantic City Blackjack, one of the company’s most popular casino games.

The new games are now available to players at Intercasino.com, and will be live on the sites of other CryptoLogic customers in the near future.

“At CryptoLogic, branded casino games are one of the pillars of our strategy, and today we extend our lead in this highly profitable segment even further,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s original Spider-Man slot game was one of our most successful games ever, and we have high hopes for these new games, which deliver a truly unique customer experience.”

Spider-Man Revelations

Players can battle the evil Doctor Octopus in this thrilling 25-line slot game featuring Marvel’s legendary super hero. One of the game’s bonus rounds challenges players to save a passenger during a transit tussle for the chance to win free spins or multipliers. Spidey senses will tingle at the three-level jackpot, multiple exciting bonus rounds and a chance to win 5,000 times a player’s original bet.

Dragon Sword

Players can follow a heroic knight into a dark, murky forest in search of his lost sword in this adventure-filled 25-line slot game, available exclusively from CryptoLogic. The game features a battle with a dragon in the bonus round and rewards from hidden treasures and random prizes. With a chance to win up to 6,000 their bet, this game will have players on the edge of their seats.

CryptoLogic’s new Casino Bonus Pack also features an enhanced version of Atlantic City Blackjack, one of the company’s most popular casino games. This version includes new and improved game features, such as auto-betting and auto-strategy functionality and enhanced graphics. The result is a new, dynamic presentation of this classic game that preserves the original game rules players know and love.

“CryptoLogic promised more innovative games, more often – and we take this commitment seriously,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “Even with the most acclaimed Internet casino software on the market, CryptoLogic continues to break new ground, delivering exceptional experiences to players, and profits to our licensees.”

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2008 earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353) 1 234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Entertainment, Inc., and are used with permission. Copyright Ó 2008 Marvel Entertainment, Inc. www.marvel.com. All rights reserved. Super Heroes is a co-owned registered trademark.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.